UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
June 28, 2023

Immunome, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39580	77-0694340
(state or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

665 Stockton Drive, Suite 300 Exton, Pennsylvania	19341
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (610) 321-3700

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	IMNM	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On June 29, 2023, Immunome, Inc., a Delaware corporation (“Immunome”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Morphimmune Inc., a Delaware corporation (“Morphimmune”), a biotechnology company focused on developing targeted oncology therapeutics, and Ibiza Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Immunome (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Morphimmune, with Morphimmune surviving as a wholly owned subsidiary of Immunome (the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

At the effective time of the Merger (the “Effective Time”): each share of Morphimmune capital stock outstanding immediately prior to the Effective Time, excluding any shares of Morphimmune capital stock held by Morphimmune, Immunome, Merger Sub or any of their respective subsidiaries and any dissenting shares, will be automatically converted solely into the right to receive a number of shares of Immunome common stock (the “Shares”) equal to the Company Series A Exchange Ratio, Company Series A-1 Exchange Ratio, Company Series A-2 Exchange Ratio or Company Common Stock Exchange Ratio (each as defined in the Merger Agreement), as applicable, and, if applicable, an amount in cash, rounded to the nearest whole cent, in lieu of any fractional share interest in Immunome common stock to which such holder otherwise would have been entitled (after aggregating all fractional shares issuable to such holder). Each option to purchase shares of Morphimmune capital stock (each, a “Morphimmune Option”) that is outstanding and unexercised immediately prior to the Effective Time under Morphimmune’s 2020 Equity Incentive Plan (the “Morphimmune Plan”), whether or not vested, will be converted into and become an option to purchase Immunome common stock using the Company Common Stock Exchange Ratio, and Immunome will assume the Morphimmune Plan and each such Morphimmune Option in accordance with the terms of the Morphimmune Plan and the terms of the stock option agreement by which such Morphimmune Option is evidenced.

At the Effective Time, the stockholders of Immunome immediately prior to the Merger are expected to own approximately 55% of the shares of Immunome common stock immediately after the Effective Time and the stockholders of Morphimmune immediately prior to the Merger will own approximately 45% of the Immunome common stock immediately after the Effective Time on a fully diluted basis, excluding out-of-the-money securities and the grant of the Merger Option (defined below) to Dr. Siegall and prior to giving effect to the PIPE Financing (as described below).

Following the closing of the Merger (the “Closing”), Clay Siegall, Ph.D., the Chief Executive Officer of Morphimmune, will serve as the Chairman and Chief Executive Officer of Immunome as the combined company. Additionally, following the Closing, the board of directors of Immunome as the combined company will consist of seven directors and will be comprised of two members designated by Morphimmune (Dr. Siegall and Isaac Barchas, the current chairman of the Morphimmune board of directors), one member designated by Immunome (Philip Wagenheim, a current member of the Immunome board of directors) and four independent directors to be mutually agreed.

The Merger Agreement contains representations and warranties of the parties regarding their respective businesses. The Merger Agreement also contains certain covenants made by each of Morphimmune and Immunome, including non-solicitation restrictions binding each party and its representatives and restrictions on the operation of each party’s business between the date of the Merger Agreement and the Closing.

In connection with the Merger, Immunome will prepare and file a registration statement on Form S-4, which will contain a proxy statement and prospectus, to register the Shares issued pursuant to the Merger Agreement (the “Form S-4”) and will mail the proxy statement and prospectus to seek the approval of Immunome’s stockholders to, among other things, approve the issuance of the Shares and other securities of Immunome pursuant to the Merger which will represent (or be convertible into) more than 20% of the shares of Immunome common stock outstanding immediately prior to the Merger pursuant to Nasdaq Listing Rules 5635(a) and such other matters as may be agreed by the parties prior to the filing of the Form S-4 (the “Immunome Stockholder Matters”).

The Closing is subject to certain mutual closing conditions, including: (i) no order preventing the Merger and the other transactions and actions contemplated by the Merger Agreement having been issued and remaining in effect and there being no law which has the effect of making the consummation of Merger and the other transactions and actions contemplated by the Merger Agreement illegal; (ii) the required approvals by the parties’ stockholders having been obtained; (iii) the existing shares of Immunome common stock having been continually listed on Nasdaq (as defined in the Merger Agreement) and the Shares being approved for listing on Nasdaq (subject to official notice of issuance); (iv) the Form S-4 having become effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and (v) the Subscription Agreements (as defined below) being in full force and effect and cash proceeds of not less than $125.0 million being available to Immunome immediately following the Closing. The Closing is also subject to certain closing conditions of each party, including: (i) the accuracy of each party’s representations and warranties, subject to certain materiality qualifications, respectively or in the case of the capitalization representation a di minimis exception; (ii) compliance by each party with its covenants in all material respects, respectively; and (iii) no continuing Company Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Merger Agreement), respectively. Immunome’s obligation to consummate the Merger is also subject to (i) the Siegall Employment Agreement (as defined below) being in full force and effect and (ii) holders of no more than 10% of the shares of Morphimmune capital stock exercising their statutory appraisal rights in connection with the Merger.

The Merger Agreement contains certain termination rights, including: (i) the right of either party to terminate the Merger Agreement if (1) the Merger is not consummated by February 28, 2024, subject to certain extension rights or (2) if Immunome’s stockholders fail to adopt and approve the issuance of the Shares pursuant to Nasdaq Listing Rules 5635(a); (ii) the right of Immunome to terminate the Merger Agreement (1) if Morphimmune’s stockholders fail to adopt and approve the Merger, (2) if the Morphimmune board of directors changes or withdraws its recommendation in favor of the Merger or recommends to enter into an alternative transaction and (3) if certain financial statements have not been provided by Morphimmune to Immunome in accordance with the terms of the Merger Agreement; and (iii) the right of Morphimmune to terminate the Merger Agreement if the Immunome board of directors changes or withdraws its recommendation in favor of the Merger or recommends to enter into an alternative transaction.

Upon termination of the Merger Agreement in certain circumstances, a termination fee of $3.0 million may be payable by a party, including (i) where such party’s board of directors changes or withdraws its recommendation in favor of the Merger or recommends to enter into an alternative transaction and (ii) in certain circumstances where such party enters into a Subsequent Transaction (as defined in the Merger Agreement) within 12 months of the termination of the Merger Agreement, to the other party. Morphimmune and Immunome have also agreed to reimburse the other party for up to $1.5 million in expenses, as applicable, if the Merger Agreement is terminated in certain circumstances, as further described in the Merger Agreement.

Support Agreements

Concurrently with the execution of the Merger Agreement, the executive officers, directors and certain stockholders of Immunome holding approximately 20% of the outstanding Immunome common stock entered into support agreements (the “Immunome Support Agreements”) in favor of Morphimmune, providing among other things, that such officers, directors and stockholders will vote all of their shares of Immunome common stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the Immunome Stockholder Matters and the other transactions and actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.

Concurrently with the execution of the Merger Agreement, the executive officers, directors and certain stockholders of Morphimmune holding approximately 70% of the outstanding Morphimmune capital stock entered into support agreements (the “Morphimmune Support Agreements”) in favor of Immunome, providing among other things, that such executive officers, directors and stockholders vote all of their shares of Morphimmune capital stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the Company Stockholder Matters (as defined in the Merger Agreement) and the other transactions and actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, (i) certain executive officers, directors and stockholders of Morphimmune and (ii) certain executive officers, directors and stockholders of Immunome, entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which such persons accepted certain restrictions on transfers of the shares of Immunome common stock held by such persons for the 180-day period following the Effective Time.

Subscription Agreements

On June 29, 2023, Immunome entered into subscription agreements (each, a “Subscription Agreement”) with certain investors (the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and Immunome has agreed to issue and sell to the PIPE Investors, an aggregate of 21,690,871 shares of Immunome common stock for an aggregate purchase price of approximately $125.0 million, on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The shares of Immunome common stock were sold to the PIPE Investors at a price per share equal to $5.75 and, in the case of affiliate investors, $5.91 per share, the consolidated closing bid price per share immediately preceding the entry into the Subscription Agreement. Each Subscription Agreement contains customary representations and warranties of Immunome, on the one hand, and the PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the Merger immediately following the consummation of the PIPE Financing. The closing of the PIPE Financing is expected to occur in connection with and immediately following the consummation of the Merger.

Pursuant to the Subscription Agreement, Immunome is required to prepare and file a resale registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days following the closing of the PIPE Financing (the “Filing Deadline”). Immunome shall use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 60 days of the Filing Deadline (or within 90 days if the SEC reviews the registration statement).

Immunome has also agreed to, among other things, indemnify the PIPE Investors, their directors, officers, employees, advisors and agents and each person who controls the PIPE Investors and each affiliate of the PIPE Investors under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to Immunome’s obligations under the Subscription Agreements.

In connection with execution of a Subscription Agreement, Immunome has agreed, subject to the closing of the PIPE Financing, to provide (1) Enavate Sciences, LP (“Enavate”), until the earlier to occur of (i) a Change of Control (as defined in the Enavate agreement), (ii) Enavate holds less than 6.0% of Immunome's outstanding capital stock and (iii) June 29, 2030, with the right to designate a nominee for election to Immunome’s board of directors, who shall initially be James Boylan (the “Enavate Designee”); and (2) each of (i) fund partnerships affiliated with EcoR1 Capital Fund, L.P. and EcoR1 Capital Fund Qualified, L.P. (together, “EcoR1”), until the earlier to occur of (x) a Change of Control (as defined in the EcoR1 agreement), (y) EcoR1 holds less than 7.5% of Immunome’s outstanding capital stock and (z) June 29, 2028, and (ii) Redmile Biopharma Investments III, L.P. (“Redmile”), until the earlier to occur of (x) a Change of Control (as defined in the Redmile agreement), (y) Redmile holds less than 7.5% of Immunome’s outstanding capital stock and (z) June 29, 2028, the right to be present and participate in a non-voting, observer capacity at all meetings of the board of directors of Immunome, subject, in each case, to certain exceptions. The Enavate Designee shall be appointed to Immunome’s board of directors in connection with the Closing of the PIPE Financing.

Clay Siegall, Ph.D. Employment Agreement

On June 28, 2023, Dr. Siegall entered into an employment agreement with Immunome (the “Siegall Employment Agreement”), which will become effective upon the consummation of the Merger (the “Effective Time”). The Siegall Employment Agreement sets forth the terms of his employment as chairman and chief executive officer of Immunome following the Merger, commencing as of the Effective Time. The Siegall Employment Agreement provides for (i) an annual base salary of $650,000 with bonus potential of up to 50% base annual salary and (ii) the grant of a stock option (the “Merger Option”) on June 28, 2023. The vesting of such grant is subject to the Siegall Employment Agreement becoming effective on or before the first anniversary of the signing of the Merger Agreement. Additionally, upon effectiveness, the Merger Option will (i) subject to meeting certain additional vesting requirements, be exercisable for 2,137,080 shares of Immunome common stock, (ii) vest (x) 25% at the one-year anniversary of the Effective Date and (y) the remaining 75% monthly over the next 36 months, with such vesting being contingent upon Dr. Siegall’s continued employment by Immunome and (iii) be exercisable at a per share price of $5.91. In the event of termination without cause outside of a Change in Control Period (as defined in the Siegall Employment Agreement), Dr. Siegall would be entitled to, among other things as described in the Siegall Employment Agreement, (i) a sum equal to 12 months’ base salary, as then in effect, plus the target annual bonus and (ii) a pro-rated portion of the annual bonus to which Dr. Siegall would be entitled with respect to such year of termination, based on the achievement of performance metrics as determined by the board of directors. In the event of termination without cause within a Change in Control Period, Dr. Siegall would be entitled to, among other things, (i) a sum equal to 150% of the sum of 12 months’ base salary, as then in effect, plus the target bonus amount, (ii) a pro-rated portion of the annual bonus to which Dr. Siegall would be entitled with respect to such year of termination, based on the achievement of performance metrics as determined by the Board of Directors and (iii) the vesting of 100% of the unvested shares subject to the Merger Option. Under the Siegall Employment Agreement, any severance or other payments or benefits contemplated in the event of a termination without cause are conditional on Dr. Siegall’s continued compliance with the terms of the Siegall Employment Agreement and the effectiveness of a Separation Agreement (as defined in the Siegall Employment Agreement) within 60 days of the termination date.

Pursuant to the Siegall Employment Agreement, effective as of the Effective Date, Dr. Siegall and Immunome, will enter into Immunome’s standard director and officer indemnification agreement (the “Indemnification Agreement”), the form of which is filed as Exhibit 10.1 to Immunome’s Annual Report on Form 10-K filed with the SEC on March 16, 2023 and under which Immunome may be required to indemnify Dr. Siegall for certain expenses incurred by him in any proceeding arising out of his service as an executive officer of Immunome.

The foregoing descriptions of the Merger Agreement, the form of Immunome Support Agreement, form of the Morphimmune Support Agreement, the form of Lock-Up Agreement, the form of Subscription Agreement and the Siegall Employment Agreement (collectively, the “Agreements”), are not complete and are qualified in their entirety by reference to those Agreements, which are filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, to this Current Report on Form 8-K and incorporated herein by reference. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of Immunome and Morphimmune in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Agreements were used for the purpose of allocating risk between the parties thereto rather than establishing matters as facts. Accordingly, the representations and warranties in the Agreements should not be relied upon as characterizations of the actual state of facts about Immunome or Morphimmune.

Item 3.02 Unregistered Sales of Equity Securities.

The securities to be issued and sold to the PIPE Investors will not be registered under the Securities Act and will be issued and sold in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

Item 8.01 Other Events.

Press Release

On June 29, 2023, Immunome and Morphimmune issued a joint press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.

Also, on June 29, 2023, Immunome posted an investor presentation relating to the Merger on its website at https://immunome.com. This presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K. A substantially similar presentation was also used by Immunome and Morphimmune in connection with the PIPE Financing.

Notwithstanding the foregoing, information contained on Immunome’s website and the websites of Morphimmune or any of its affiliates referenced in Exhibit 99.1 or 99.2 or linked therein or otherwise connected thereto does not constitute part of, nor is it incorporated by reference into, this Current Report on Form 8-K.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K regarding matters that are not historical facts, are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). These include, but are not limited to, statements regarding the anticipated completion and effects of the proposed merger and private placement and related timing; the combined company’s planned clinical programs, including the timeline for filing of INDs and planned clinical trials; the potential of the combined company’s product candidates; the combined company’s cash position; the expected trading of the combined company’s stock on Nasdaq; management of the combined company; and other statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Immunome and Morphimmune undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, the outcome of any legal proceedings that may be instituted against Morphimmune or Immunome following the announcement of the merger; the inability to complete the merger, including due to the inability to concurrently close the merger and the private placement of common stock or due to failure to obtain approval of the stockholders of Immunome; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regular reviews required to complete the merger, if any; the inability to recognize the anticipated benefits of the merger, which may be affected by, among other things, competition, the ability of the combined company to grow and successfully execute on its business plan; costs related to the merger; changes in the applicable laws or regulations; the timing for achievement of milestones and the corresponding receipt of milestone payments; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; the risk that regulatory approvals for the combined company’s programs and product candidates are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the post-combination combined company or the expected benefits of the merger; the combined company’s ability to manage future growth; the combined company’s ability to manage clinical trials or studies; the risk that pre-clinical data may not be predictive of clinical data; the complexity of numerous regulatory and legal requirements that the combined company needs to comply with to operate its business; the reliance on the combined company’s management; the prior experience and successes of the combined company’s management team are not indicative of any future success; the dependence on the success of Morphimmune’s targeted effector platform and Immunome’s human memory B cell platform; the failure to obtain, adequately protect, maintain or enforce the combined company’s intellectual property rights; and other risks and uncertainties indicated from time to time described in Immunome’s Annual Report on Form 10-K for the year ended December 31, 2022, the Registration Statement (as defined below), once available, relating to the merger, including those under “Risk Factors” therein, and in Immunome’s other filings with the SEC. Morphimmune and Immunome caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements which speak only as of the date made. Moreover, Morphimmune and Immunome operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Except as required by law, neither Morphimmune nor Immunome undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this press release to conform these statements to actual results or to changes in their expectations.

Additional Information and Where to Find It

In connection with the proposed Merger, Immunome intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC that will include a proxy statement/prospectus of Immunome, that will be both the proxy statement to be distributed to holders of Immunome’s common stock in connection with its solicitation of proxies for the vote by Immunome’s stockholders with respect to the proposed Merger and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the proposed merger. The Registration Statement, including the proxy statement/prospectus contained therein, when it is filed and declared effective by the SEC, will contain important information about the proposed merger and the other matters to be voted upon at a meeting of Immunome’s stockholders to be held to approve the proposed merger and other matters (the “Merger Special Meeting”). Immunome may also file other documents with the SEC regarding the proposed merger. Immunome stockholders and other interested persons are advised to read, when available, the Registration Statement, including the proxy statement/prospectus contained therein, as well as any amendments or supplements thereto, because they will contain important information about the proposed merger. When available, the definitive proxy statement/prospectus will be mailed to Immunome stockholders as of a record date to be established for voting on the proposed merger and the other matters to be voted upon at the Merger Special Meeting.

Immunome’s stockholders may obtain copies of the aforementioned documents and other documents filed by Immunome with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, on Immunome’s website at https://investors.immunome.com/ or by contacting Immunome’s Investor Relations via email at investors@immunome.com.

Participants in the Solicitation

Immunome, Morphimmune, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Immunome’s stockholders with respect to the proposed merger. Information regarding the persons who may be deemed participants in the solicitation of proxies from Immunome’s stockholders in connection with the proposed merger will be contained in the proxy statement/prospectus forming a part of the Registration Statement and the definitive proxy statement/prospectus relating to the proposed merger, when available, which will be filed with the SEC.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated June 29, 2023, by and among Immunome, Inc., Ibiza Merger Sub, Inc. and Morphimmune, Inc.
10.1	Form of Immunome, Inc. Stockholder Support Agreement, dated June 29, 2023
10.2	Form of Morphimmune, Inc. Stockholder Support Agreement, dated June 29, 2023
10.3	Form of Lock-Up Agreement, dated June 29, 2023
10.4	Form of Subscription Agreement, dated June 29, 2023
10.5	Employment Agreement, dated June 28, 2023, by and between Immunome, Inc. and Clay B. Siegall, Ph.D.
99.1	Joint Press Release of Immunome, Inc. and Morphimmune, Inc. issued on June 29, 2023 (furnished herewith)
99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMMUNOME, INC.

By:	/s/ Purnanand D. Sarma, Ph.D.
Purnanand D. Sarma, Ph.D.
President and Chief Executive Officer

Dated: June 29, 2023